                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


{X}  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

{ } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from    to

     Commission file numbers 2-98306 and 33-13066

A.   Full title of the plan:

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                           THE COMMON-WEALTH BUILDER

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone
Enterprises, Inc. The
Common-Wealth Builder
Report on Audits of Financial Statements
As of December 31, 1999 and 1998 and for the year ended December 31, 1999 and Supplemental Schedules for the year ended December 31, 1999

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Index to the Financial Statements
and Supplemental Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                      Pages
                                                                      -----

Report of Independent Accountants                                        1

Financial Statements:
     Statements of Net Assets Available for Benefits                     2
     Statement of Changes in Net Assets Available for Benefits           3
     Notes to Financial Statements                                     4-11

Supplemental Schedules:
     Schedule H, Item 4(i)* - Assets Held for Investment Purposes       12

     Schedule H, Item 4(j)* - Reportable Transactions                   13


       *Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 1999, which items are incorporated herein by reference.

                       Report of Independent Accountants


To the Participants and Administrator of Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

June 28, 2000

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                  1999                  1998

Investments (see Note 4)                       $30,658,042           $22,726,260
Receivables:
   Employer contributions                           72,638                59,329
   Participant contributions                       162,242               140,639
   Dividends                                        74,850                     -
                                               -----------           -----------

Net assets available for benefits              $30,967,772           $22,926,228
                                               -----------           -----------


                    The accompanying notes are an integral
                      part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
--------------------------------------------------------------------------------

Additions:
   Employer contributions                                                                 $  887,605
   Participant contributions                                                               2,533,335
   Interest                                                                                   47,718
   Dividends                                                                               1,339,222
   Net appreciation in fair value of investments (see Note 4)                              4,839,803
   Transfer of assets from other plans                                                        11,995
                                                                                        ------------

             Total additions                                                               9,659,678
                                                                                        ------------

Deductions:
   Benefits paid to participants                                                           1,616,184
   Administrative fees                                                                         1,950
                                                                                        ------------

             Total deductions                                                              1,618,134
                                                                                        ------------

Increase in net assets available for benefits                                              8,041,544

Net assets available for benefits:
   Beginning of year                                                                      22,926,228
                                                                                        ------------

   End of year                                                                           $30,967,772
                                                                                        ------------

                    The accompanying notes are an integral
                      part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.  Description of Plan

    The following brief description of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General
    The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the "Company" or "CTE"), and who have attained the age of twenty-one and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

    Contributions
    Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 3.5% of the participant's compensation during the year. All Company contributions are used to purchase common stock of CTE. Contributions are subject to certain limitations.

    Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 and October 1). Participants may change investment elections on a daily basis, subject to limitations on CTE stock.

    Participant's Account
    Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

    Vesting
    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions portion of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

    Plan Benefits
    On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

    A participant may elect to have the lump-sum distribution paid in cash, CTE common stock or in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

    Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

    Participant Loans
    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through monthly payroll deductions.

    Forfeitured Accounts
    At December 31, 1999 forfeited nonvested accounts totaled $69,073. These accounts will be used to reduce future employer contributions. In 1999, there were no forfeitures used to reduce employer contributions.

2.  Summary of Significant Accounting Policies

    Basis of Accounting
    The financial statements of the Plan are prepared under the accrual method of accounting.

    Investment Valuation and Income Recognition
    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Investments in Common Collective Trust
    The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

    The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 1999 and 1998 is $5,145,642 and $4,937,448, respectively.

    The average yield and crediting interest rates were approximately 6.0% for the years ended December 31, 1999 and 1998.

    Expenses of the Plan
    Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

    Payment of Benefits
    Benefit payments to participants are recorded when paid.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Risks and Uncertainties
    The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investment Options

    The investment options of the Plan are as follows:

       Merrill Lynch Retirement Preservation Trust
    Seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

    Investment Contracts and in obligations of the U.S. government and government-agency securities. Participants purchase units that the Trust seeks to maintain at $1.00 per unit, although this cannot be guaranteed.

       Merrill Lynch S&P 500 Index Fund
    Seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P
    500). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting of the Index.

       Merrill Lynch Growth Fund
    Seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued. The Fund may invest up to 40% of its total assets in foreign securities.

       Merrill Lynch Capital Fund
    Seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the Fund to vary investment in equity, debt, and convertible securities based on evaluation of changes in economic and market trends. The Fund invests in high-quality stocks, corporate bonds and cash equivalents, and may invest up to 25% of its assets in foreign securities. It offers investors three distinct advantages: Flexibility, Focus on Quality, and Diversification.

       Merrill Lynch Basic Value Fund
    Seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued. The Fund's value-oriented approach is based on the conviction that certain stocks may, at times, be at the variance with their fundamental strength and potential for long-term appreciation. The Fund offers diversification, spreading risk across a range of companies and industries. The Fund may invest up to 25% of its total assets in foreign securities.

       Merrill Lynch Corporate Bond Fund
    Seeks a high level of current income consistent with the investment policies of the Fund and prudent management. The Fund may invest primarily in bonds rated in the four highest rating categories with a maximum remaining maturity not to exceed 10 years. The Fund may invest up to 25% of its total assets in foreign securities.

       Lazard International Equity Fund
    The Fund invests primarily in non-U.S. equities with relatively large capitalizations.

       Van Kampen American Value Fund
    As value investors, the Fund managers are bargain hunters in every sense of the word, looking for stocks of well-run companies that are trading at prices below what they believe are below their intrinsic values. The managers believe the small- and mid-cap stocks in which they invest are only temporarily underpriced. Eventually, market forces may close the valuation gap, lifting the stock's price to a level that fully reflects the company's true worth.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

       Van Kampen Emerging Growth Fund
    The Fund offers long-term capital appreciation potential by investing at least 65% of its total assets in equity securities issued by small- and medium-sized companies.

       Van Kampen Common Stock Fund
    The Fund managers' approach has been to invest in well-established companies that they believe are undervalued by the stock market. The Fund offers potential for capital growth and income.

       PIMCO High Yield Fund
    Seeks maximum total return through investment in an intermediate-term portfolio of higher yielding bonds with an average duration of 2 to 6 years.

       State Street Research Gov't Income Fund
    The Fund seeks high current income. Under normal market conditions, the fund invests at least 65% of the total assets in U.S. government securities. The Fund may invest up to 35% of the total assets in other government and private securities.

       Alliance Premier Growth Fund
    Seeks long-term growth of capital by investing in a limited number of large, carefully selected, high quality U.S. companies. Alliance's research team analyzes a universe of 600 large cap stocks and the Fund's managers distill that list into the "favored" 25 holdings, which normally comprise approximately two-thirds of the Fund.

       Calvert Income Fund
    Seeks to maximize long-term income, to the extent consistent with prudent investment management and preservation of capital, through investment in bonds and other income -producing securities. The Fund is non diversified and may include securities with long-, intermediate- and short-term maturities.

       Ivy International Fund
    The Fund's principal investment objective is to provide long-term capital growth, primarily through investment in equity securities traded in European, Pacific Basin and Latin American markets.

       John Hancock Small Cap Growth Fund
    Seeks to identify small-sized companies that are growing faster than their overall business segment for long-term capital appreciation.

       Commonwealth Telephone Enterprises Stock Fund
    Seeks long-term capital appreciation by investing in CTE common stock.

       Loan Fund
    The Fund represents the outstanding principal balance for all participants.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

4.  Investments

    The following presents investment that represent 5 percent or more of the Plan's net assets:

                                                             December 31,
                                                        1999            1998
    Investments at fair value:
       Merrill Lynch Retirement Preservation Trust   $ 5,145,642     $4,937,448
       Merrill Lynch Growth Fund                       1,953,328      1,570,992
       Merrill Lynch Capital Fund                      2,826,599      2,656,046
       Merrill Lynch Basic Value Fund                  5,551,630      5,010,042
       Shares of CTE Common Stock*                    12,450,891      7,096,448

    During 1999, the Plan's investments, including gains and losses on investments sold, as well as held during the year, appreciated in value by $4,839,803 as follows:

    Merrill Lynch Retirement Preservation Trust                      $    1,835
    Merrill Lynch S&P 500 Index Fund                                      7,154
    Merrill Lynch Growth Fund                                           434,092
    Merrill Lynch Capital Fund                                         (193,118)
    Merrill Lynch Basic Value Fund                                       (2,142)
    Merrill Lynch Corporate Bond Fund                                   (22,987)
    Lazard International Equity Fund                                       (176)
    Van Kampen American Value Fund                                          514
    Van Kampen Emerging Growth Fund                                     112,476
    Van Kampen Common Stock Fund                                         (1,419)
    PIMCO High Yield Fund                                                   (15)
    State Street Research Government Fund                                    (3)
    Alliance Premier Growth Fund                                         18,420
    Calvert Income Fund                                                    (875)
    Ivy International Fund                                               48,139
    John Hancock Small Cap Growth Fund                                    6,176
    CTE Stock*                                                        4,431,732
                                                                     ----------

                                                                     $4,839,803
                                                                     ----------
    *Participant and nonparticipant directed

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

5.  Nonparticipant Directed Investments

    Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                             December 31,
                                                        1999            1998
    Net assets:
       CTE Common Stock                              $4,305,197      $2,031,218
                                                     ----------      ----------
    Changes in net assets:
       Contributions                                                    887,605
       Net appreciation in fair value of investments                  1,517,883
       Benefits paid to participants                                   (115,253)
       Administrative fees                                                 (337)
       Interfund transfers                                              (15,919)
                                                                     ----------
                                                                     $2,273,979
                                                                     ----------

6.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator and Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

8.  Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $1,950 for the year end December 31, 1999.

    As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 1999, purchases of $2,097,782 were made, and proceeds of $1,014,677 were received from sales of CTE's common stock.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Schedule H Item 4(i) - Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

                (b)                                  (c)                              (d)                  (e)
(a)      Identity of Issue                   Description of Asset                     Cost            Current Value
 *    Merrill Lynch             Merrill Lynch Retirement Preservation Trust         $ 5,145,642         $ 5,145,642
                                Merrill Lynch S&P 500 Index Fund                        147,164             154,894
                                Merrill Lynch Growth Fund                             1,811,684           1,953,328
                                Merrill Lynch Capital Fund                            2,914,447           2,826,599
                                Merrill Lynch Basic Value Fund                        5,140,122           5,551,630
                                Merrill Lynch Corporate Bond Fund                       397,754             381,703
                                Lazard International Equity Fund                          7,725               7,549
                                Van Kampen American Value Fund                           15,257              15,770
                                Van Kampen Emerging Growth Fund                         540,482             649,174
                                Van Kampen Common Stock Fund                             20,319              18,919
                                PIMCO High Yield Fund                                     3,588               3,574
                                State Street Research Government Fund                       214                 211
                                Alliance Premier Growth Fund                            208,832             222,475
                                Calvert Income Fund                                      33,663              32,787
                                Ivy International Fund                                  369,752             419,940
                                John Hancock Small Cap Growth Fund                       25,509              31,344

 *    CTE Common Stock          Shares of Commonwealth Telephone
                                    Enterprises, Inc. Common Stock                    6,791,188          12,450,891

 *    Paticipants' Notes        Participants' loans with interest rates from
                                   7.75% to 9.50% with maturity dates from
                                   from 2000 to 2028                                          -             791,612
                                                                                  -------------       -------------

                                Total                                              $ 23,573,342        $ 30,658,042
                                                                                  -------------       -------------

*Party-in-interest

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Schedule H Item 4(j) - Reportable Transactions
For the year ended December 31, 1999
--------------------------------------------------------------------------------

            (a)                                        (b)                             Number of      (c) Purchase
     Identity of Party                        Description of Asset                   Transactions        Price
Merrill Lynch*                   Merrill Lynch Retirement Preservation Trust              220           $1,526,283
                                 Merrill Lynch Retirement Preservation Trust              165                    -
                                 Merrill Lynch Growth Fund                                 87              613,691
                                 Merrill Lynch Growth Fund                                143                    -
                                 Merrill Lynch Capital Fund                                85              848,794
                                 Merrill Lynch Capital Fund                               130                    -
                                 Merrill Lynch Basic Value Fund                           108           13,496,686
                                 Merrill Lynch Basic Value Fund                           131                    -

Commonwealth Telephone           Shares of Commonwealth Telephone
Enterprises, Inc.*                   Enterprises, Inc. Common Stock                       166            2,097,782
                                 Shares of Commonwealth Telephone
                                     Enterprises, Inc. Common Stock                       172                    -

* Party-in-interest


            (a)                                        (b)                                 (d)                (e)
     Identity of Party                        Description of Asset                     Selling Price         Cost
Merrill Lynch*                   Merrill Lynch Retirement Preservation Trust                     -      $ 1,526,283
                                 Merrill Lynch Retirement Preservation Trust            $1,321,918        1,321,918
                                 Merrill Lynch Growth Fund                                       -          613,691
                                 Merrill Lynch Growth Fund                                 657,600          810,261
                                 Merrill Lynch Capital Fund                                      -          848,794
                                 Merrill Lynch Capital Fund                                486,093          463,378
                                 Merrill Lynch Basic Value Fund                                  -       13,496,686
                                 Merrill Lynch Basic Value Fund                            806,789          728,508

Commonwealth Telephone           Shares of Commonwealth Telephone
Enterprises, Inc.*                   Enterprises, Inc. Common Stock                              -        2,097,782
                                 Shares of Commonwealth Telephone
                                     Enterprises, Inc. Common Stock                      1,014,677          693,623


            (a)                                        (b)                           (f) Current           (g) Net
     Identity of Party                        Description of Asset                       Value            Gain (Loss)
Merrill Lynch*                   Merrill Lynch Retirement Preservation Trust          $ 1,526,283                   -
                                 Merrill Lynch Retirement Preservation Trust                    -                   -
                                 Merrill Lynch Growth Fund                                613,691                   -
                                 Merrill Lynch Growth Fund                                      -           $(152,661)
                                 Merrill Lynch Capital Fund                               848,794                   -
                                 Merrill Lynch Capital Fund                                     -              22,715
                                 Merrill Lynch Basic Value Fund                        13,496,686                   -
                                 Merrill Lynch Basic Value Fund                                 -              78,281

Commonwealth Telephone           Shares of Commonwealth Telephone
Enterprises, Inc.*                   Enterprises, Inc. Common Stock                     2,097,782                   -
                                 Shares of Commonwealth Telephone
                                     Enterprises, Inc. Common Stock                             -             321,054

                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
THE COMMON-WEALTH BUILDER

DATE:  June 28, 2000                               By: /s/ Donald P. Cawley
                                                       --------------------
                                                       Donald P. Cawley
                                                       Vice President and
                                                       Chief Accounting Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


20(a)  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
       Table of Contents

       Report of Independent Certified Public Accountants
       Statement of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements
       Schedules